Exhibit F

CONFIDENTIAL

EXECUTION VERSION

April 18, 2022

Board of Directors (the “Board”)

BlueCity Holdings Limited (the “Company”)

Room 028, Tower B, Block 2

No. 22 Pingguo Shequ, Bai Zi Wan Road

Beijing 100022

People’s Republic of China

Dear Members of the Board of Directors:

Reference is made to the preliminary non-binding proposal letter, dated as of January 2, 2022 (the “Original Proposal”, and as amended and updated by this letter and as may be further amended and updated from time to time, the “Proposal”), from Mr. Baoli Ma (the “Founder”) and Spriver Tech Limited to acquire all of the outstanding ordinary shares of the Company (the “Ordinary Shares”), including the Class A ordinary shares represented by the American Depositary Shares of the Company (the “ADSs”, each two representing one Class A ordinary share) that are not already beneficially owned by the Buyer Group (as defined in the Original Proposal) (the “Acquisition”) in a going private transaction.

The Founder and Metaclass Management ELP (“Sponsor”, and together with the Founder, the “Buyer Group”, “we” or “us”) are submitting this letter updating the Original Proposal to (i) inform you that Metaclass Management ELP, an affiliate of Spriver Tech Limited, is replacing Spriver Tech Limited as Sponsor and (ii) reduce the proposed purchase price for the Acquisition from US$3.70 per Ordinary Share or US$1.85 per ADS in cash to US$3.20 per Ordinary Share or US$1.60 per ADS in cash.

Among other things, we considered the following factors when arriving at the proposed purchase price:

(i)	deterioration of macroeconomic and general market conditions and the share price declines of major Chinese technology companies listed outside of the PRC;
(ii)	tightening of regulatory policies across industries in the PRC, which is expected to have a meaningful impact on recruitment demand and the general market environment; and
(iii)	persistent challenges for the economy and businesses in the PRC from the continuing impact of COVID-19.

Set forth below are the key terms of our Proposal:

1.          Purchase Price. We propose to acquire all of the outstanding Ordinary shares of the Company and the ADSs not already beneficially owned by members of the Buyer Group at a purchase price equal to US$3.20 per Ordinary Share and US$1.60 per ADS. Our proposed purchase price represents a premium of approximately 19.21% to the volume-weighted average price of the ADSs during the last 20 trading days.

2.           About the Sponsor. Metaclass Management ELP is an exempted limited partnership established under the laws of the Cayman Islands with a fund size of up to US$100,000,000. Its general partner is Chizicheng Strategy Investment Limited and its limited partners are Spriver Tech Limited and Newborn Town Inc., which is listed on the Stock Exchange of Hong Kong with stock code 09911.

3.           Other Terms. Other than as expressly set forth above, the other key terms of our Proposal as set forth in the Original Proposal remain unchanged.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. We look forward to hearing from you.

*      *      *      *

Sincerely,

Baoli Ma

/s/ Baoli Ma

[Proposal Letter Signature Page]

Sincerely,

Metaclass Management ELP By: Chizicheng Strategy Investment Limited, its General Partner

/s/ Chunhe Liu

Name: Chunhe Liu
Title: Director

[Proposal Letter Signature Page]